Exhibit 3(ii)

Text of Amended and Restated Section 2.04 of Bylaws

Section 2.04           Eligibility and Mandatory Retirement.  No person shall be eligible to be newly elected or appointed as a Director if such person shall have attained age sixty (60) on or prior to the date of election or appointment.  No person shall be eligible to continue to serve as a Director beyond the date of the annual meeting of shareholders of the Corporation immediately following such Director’s attainment of age seventy-five (75), and any Director attaining age seventy-five (75) shall resign effective as of the date of the immediately following annual meeting of shareholders.  Notwithstanding the foregoing, the provisions of this section shall not apply (i) to Directors elected as interim Directors at the first meeting of the Board of Directors of the Corporation, nor thereafter, should they desire to stand for reelection or (ii) to the appointment or election of a former senior officer of the Corporation or any of its affiliates upon his or her retirement from employment in such position.